UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E–3

RULE 13e–3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 1)

CRITICAL PATH, INC.

(Name of Issuer)

Critical Path, Inc.

General Atlantic Partners 74, L.P.

GapStar, LLC

GAP Coinvestment Partners II, L.P.

GAPCO GmbH Co. & KG

Campina Enterprises Limited

Cenwell Limited

Richmond CP LLC

Peter Kellner

Vectis-CP Holdings, LLC

CP Holdco, LLC

CP Merger Co.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22674 V100

(CUSIP Number of Class of Securities)

Mike Plumleigh

Vice President and General Counsel

42-47 Lower Mount Street

Dublin 2, Ireland

(415) 541-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Gregg Vignos, Esq. Paul, Hastings, Janofsky & Walker LLP 55 Second Street San Francisco, CA 94105 (415) 856-7000	Douglas A. Cifu, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3436

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e–3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$2,933,784.41	$90.07

*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0–11 (Set forth the amount on which the filing fee is calculated and state how it was determined): The filing fee was determined based upon the sum of (A) 28,719,360 shares of Common Stock multiplied by $0.102 per share and (B) options to purchase 209,985 shares of Common Stock with exercise prices at or below $0.102 multiplied by $0.021 per share (which is the difference between $0.102 and the weighted average exercise price per share).

**	In accordance with Rule 0–11(b) promulgated under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying .00003070 by the sum of the preceding sentence.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$90.07

Form or Registration No.:	Schedule 14A

Filing Party:	Critical Path, Inc.

Date Filed:	December 26, 2007

INTRODUCTION

This Amendment No. 1 to Rule 13e–3 Transaction Statement on Schedule 13E–3, together with the exhibits hereto (the “Transaction Statement”), is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) Critical Path, Inc., a California corporation (the “Company”), the issuer of the common stock, par value $0.001 per share (the “Common Stock”), that is subject to the Rule 13e–3 transaction under a potential interpretation of Rule 13e–3 promulgated under the Exchange Act; (2) General Atlantic Partners 74, L.P., a Delaware limited partnership (“GAP 74”), GapStar, LLC, a Delaware limited liability company (“GapStar”), GAP Coinvestment Partners II, L.P., a Delaware limited partnership (“GAPCO”), and GAPCO GmbH & Co. KG, a German limited partnership (“KG” and, together with GAP 74, GapStar and GAPCO, the “General Atlantic shareholders”); (3) Campina Enterprises Limited, a British Virgin Islands corporation (“Campina”), and Cenwell Limited, a British Virgin Islands corporation (“Cenwell” and, together with Campina, the “CKH shareholders”); (4) Richmond CP LLC, a Delaware limited liability company (“Richmond CP”), and Peter Kellner; (5) Vectis-CP Holdings, LLC, a Delaware limited liability company (“Vectis”); (6) CP Holdco, LLC, a Delaware limited liability company (“Parent”), which is owned and controlled by the General Atlantic shareholders, the CKH shareholders and Richmond CP; and (7) CP Merger Co., a California corporation and wholly owned subsidiary of Parent (“Merger Sub” and, together with the Company, the General Atlantic shareholders, the CKH shareholders, Richmond CP, Peter Kellner, Vectis and Parent, the “filing parties”). The filing parties expressly disclaim any obligation to file this Transaction Statement.

Pursuant to an Agreement and Plan of Merger, dated December 5, 2007, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated February 19, 2008 (the “merger agreement”), by and among Parent, Merger Sub and the Company, Merger Sub will, subject to the terms and conditions of the merger agreement, merge with and into the Company, with the Company surviving as a subsidiary of Parent (the “merger”). If the merger is consummated, holders of our common stock (other than Parent and shareholders entitled to and who properly exercise dissenters’ rights under California law) will receive $0.102 in cash (subject to adjustments upon any stock split, stock dividend, stock distribution or reclassification of the common stock) (referred to herein as the “cash merger consideration”) plus a contingent right to receive a pro rata amount of any net recovery received by the Company with respect to an action pending in the United States District Court for the Western District of Washington captioned Vanessa Simmonds v. Bank of America Corporation and J.P. Morgan Chase & Co. (referred to herein as the “contingent litigation recovery right” and, together with the cash merger consideration, the “merger consideration”) (without interest and less any applicable withholding of taxes) for each share of common stock they own. Holders of options exercisable for common stock will receive, for each share of common stock issuable upon the exercise of such options, the positive difference, if any, between the exercise price of their options and the cash merger consideration and the contingent litigation recovery right. If the exercise price of a stock option is greater than the merger consideration, the option will be cancelled without consideration. Holders of warrants to purchase common stock will be compensated on the same basis as holders of options to purchase the Company’s common stock. The right of any holder of options or warrants to purchase common stock to receive consideration is subject to and will be reduced by the amount of any applicable withholding of taxes. The rights, preferences and privileges of the Series D Cumulative Redeemable Convertible Preferred Stock, par value $0.001 per share (the “Series D preferred stock”), and Series E Redeemable Convertible Preferred Stock, par value $0.001 per share (the “Series E preferred stock”), will not be affected by the merger but will be affected by the recapitalization described below.

Immediately prior to the merger, and pursuant to the terms of the merger agreement, we intend to amend and restate our existing amended and restated articles of incorporation (such existing amended and restated articles of incorporation are referred to herein as the “existing articles,” and the existing articles as amended and restated are referred to herein as the “second amended and restated articles”) to, among other things, (i) provide for a 70,000-to-1 reverse stock split of our Series E preferred stock to be effected immediately following the merger and the cashing out of all fractional shares of the Series E preferred stock resulting from such reverse stock split on an as if converted to common stock basis at a per share price equal to $0.102 (subject to adjustments upon any stock split, stock dividend, stock distribution or reclassification of the common stock) plus the contingent litigation recovery right, (ii) provide for the conversion, pursuant to the terms set forth in the second amended and restated articles, of all of our then outstanding Series D preferred stock and Series E preferred stock after the reverse stock split into shares of our common stock following the reverse stock split upon the election by holders of a majority of the then outstanding shares of each such series to convert, (iii) increase the number of authorized shares of our common stock to 500,000,000, (iv) permit shareholders to act by written consent, (v) terminate the authorization to issue Series F Redeemable Convertible Preferred Stock and (vi) provide that the transactions do not constitute a change of control for purposes of our second amended and restated articles. Immediately following the conversion described in clause (ii) above, all of our outstanding 13.9% promissory notes due June 30, 2008 (the “13.9% notes”) will be exchanged for shares of common stock at a per share price equal to the merger consideration pursuant to the terms of the Note Exchange

Agreement, dated as of December 5, 2007, by and among the Company and the holders of all of the outstanding 13.9% notes. Pursuant to the terms of the second amended and restated articles, we will consummate the reverse stock split of the Series E preferred stock and cashing out all of the fractional shares of Series E preferred stock resulting from such reverse stock split and convert all of the then outstanding Series D preferred stock and Series E preferred stock remaining after the reverse stock split into shares of our common stock upon the election of holders of a majority of the then outstanding shares of each such series to convert. Pursuant to a Voting Agreement, dated as of December 5, 2007 (the “voting agreement”), the General Atlantic shareholders, the CKH shareholders, Dragonfield Limited, Lion Cosmos Limited, Richmond CP, Richmond I, LLC, Richmond III, LLC, Peter Kellner and certain relatives of and entities related to Peter Kellner, Vectis, Ace Paragon Holdings Limited and Crosslink Crossover Fund IV, L.P., who, as of December 5, 2007, collectively held a majority of the outstanding shares of Series D preferred stock and Series E preferred stock, have agreed to elect to convert their shares of then outstanding Series D preferred stock and Series E preferred stock into common stock following the merger upon written notice from any General Atlantic shareholder or CKH shareholder which will result in the automatic conversion of all of the then outstanding Series D preferred stock and Series E preferred stock.

Concurrently with the filing of this Transaction Statement, the Company is filing with the Securities and Exchange Commission a revised preliminary proxy statement (the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act, relating to a special meeting of the shareholders of the Company at which such shareholders will consider and vote upon proposals to adopt an amendment to the existing articles to provide for a 70,000-to-1 reverse stock split of the Series E preferred stock, to adopt an amendment to the existing articles to provide for the conversion of the Series D preferred stock and Series E preferred stock into shares of the common stock upon the election of holders of a majority of the outstanding shares of each such series to convert, to adopt an amendment to the existing articles to increase the number of authorized shares of common stock to 500,000,000, to adopt an amendment to the existing articles to permit shareholders to act by written consent, to adopt an amendment to the existing articles to terminate the authorization to issue Series F preferred stock, to adopt an amendment to the existing articles to provide that the transactions do not constitute a change of control for purposes of the second amended and restated articles, to adopt the second amended and restated articles as a whole and to adopt the merger agreement and approve the merger. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E–3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E–3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. All information contained in this Transaction Statement concerning the filing parties has been provided by the respective filing parties and all information concerning the Company has been provided by the Company. No filing party takes responsibility for the accuracy of any information not supplied by such filing party. The filing of this Transaction Statement shall not be construed as an admission by any of the filing parties or by any of their respective affiliates that the Company is “controlled” by any of the filing parties or that any of the filing parties is an “affiliate” of the Company within the meaning of Rule 13e–3 promulgated under Section 13(e) of the Exchange Act.

ITEM 1.	SUMMARY TERM SHEET.

Regulation M–A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers About the Transactions and the Special Meeting”

ITEM 2.	SUBJECT COMPANY INFORMATION.

Regulation M–A Item 1002

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties to the Merger”

•	“Information about Management of the Company and the Affiliated Shareholders”

(b)	Securities. The information set forth in the Proxy Statement under the caption “Description of Capital Stock” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “Trading Market and Price of Common Stock” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “Trading Market and Price of Common Stock—Dividend Policy” is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the caption “Prior Purchases and Sales of Our Common Stock—Prior Public Offerings” is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “Prior Purchases and Sales of Our Common Stock” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON(S).

Regulation M–A Item 1003

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties to the Merger”

•	“Information about Management of the Company and the Affiliated Shareholders”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the caption “Information about Management of the Company and the Affiliated Shareholders” is incorporated herein by reference.

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption “Information about Management of the Company and the Affiliated Shareholders” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

Regulation M–A Item 1004

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Special Meeting”

•	“The Special Meeting—Vote Required”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Reasons for the Transactions and Factors Considered in Determining Fairness”

•	“Special Factors—Reasons for the Special Committee’s Determination; Effects of the Transactions; Fairness of the Transactions”

•	“Special Factors—Interests of Certain Persons in the Transactions”

•	“Special Factors—Certain Effects of the Transactions”

•	“Material United States Federal Income Tax Consequences”

•	“The Merger”

•	“The Recapitalization”

•	Annex A—Agreement and Plan of Merger

•	Annex B—Amendment No. 1 to Agreement and Plan of Merger

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Transactions”

•	“Special Factors—Certain Effects of the Transactions”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Dissenters’ Rights”

•	Annex G—Chapter 13 of California Corporations Code

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Special Factors—Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M–A Item 1005

(a)	Transactions. The information set forth in the Proxy Statement under the caption “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Transactions”

•	“The Recapitalization—The Voting Agreement and the Conversion and Contribution Agreement”

•	“The Recapitalization—The Note Exchange Agreement and the Exchange of Outstanding 13.9% Notes for Common Stock and Cancellation of Warrants to Purchase Shares of Series F Preferred Stock”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the caption “Special Factors—Background of the Transactions” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Interests of Certain Persons in the Transactions”

•	“Special Factors—Certain Effects of the Transactions”

•	“The Merger—The Merger Agreement”

•	“The Recapitalization—The Voting Agreement and the Conversion and Contribution Agreement”

•	“The Recapitalization—The Note Exchange Agreement and the Exchange of Outstanding 13.9% Notes for Common Stock and Cancellation of Warrants to Purchase Series F Preferred Stock”

•	“Description of Capital Stock—Registration Rights”

•	“Description of Capital Stock—Stockholders Agreement”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M–A Item 1006

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Purpose of the Transactions”

•	“Special Factors—Certain Effects of the Transactions”

•	“The Merger”

•	“The Recapitalization”

•	Annex A—Agreement and Plan of Merger

•	Annex B—Amendment No. 1 to Agreement and Plan of Merger

(c)	(1)–(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Reasons for the Transactions and Factors Considered in Determining Fairness”

•	“Special Factors—Reasons for the Special Committee’s Determination; Effects of the Transactions; Fairness of the Transactions”

•	“Special Factors—Certain Effects of the Transactions”

•	“Special Factors—Interests of Certain Persons in the Transactions”

•	“The Recapitalization—The Voting Agreement and the Conversion and Contribution Agreement”

•	“The Recapitalization—The Note Exchange Agreement and the Exchange of Outstanding 13.9% Notes for Common Stock and Cancellation of Warrants to Purchase Series F Preferred Stock”

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Regulation M–A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Reasons for the Transactions and Factors Considered in Determining Fairness”

•	“Special Factors—Reasons for the Special Committee’s Determination; Effects of the Transactions; Fairness of the Transactions”

•	“Special Factors—Position of Affiliated Shareholders as to Fairness of the Transactions”

•	“Special Factors—Fairness Opinion of the Special Committee’s Advisor”

•	“Special Factors—Certain Effects of the Transactions”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Alternatives Considered by the Board of Directors and the Special Committee”

•	“Special Factors—Reasons for the Transactions and Factors Considered in Determining Fairness”

•	“Special Factors—Reasons for the Special Committee’s Determination; Effects of the Transactions; Fairness of the Transactions”

•	“Special Factors—Fairness Opinion of the Special Committee’s Advisor”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Alternatives Considered by the Board of Directors and the Special Committee”

•	“Special Factors—Reasons for the Special Committee’s Determination; Effects of the Transactions; Fairness of the Transactions”

•	“Special Factors—Reasons for the Transactions and Factors Considered in Determining Fairness”

•	“Special Factors—Position of Affiliated Shareholders as to the Fairness of the Transactions”

•	“Special Factors—Fairness Opinion of the Special Committee’s Advisor”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Reasons for the Transactions and Factors Considered in Determining Fairness”

•	“Special Factors—Reasons for the Special Committee’s Determination; Effects of the Transactions; Fairness of the Transactions”

•	“Special Factors—Interests of Certain Persons in the Transactions”

•	“Special Factors—Certain Effects of the Transactions”

•	“Special Factors—Dissenters’ Rights”

•	“Material United States Federal Income Tax Consequences”

•	“The Merger—The Merger Agreement”

•	“The Recapitalization”

ITEM 8.	FAIRNESS OF THE TRANSACTION.

Regulation M–A Item 1014

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Reasons for the Transactions and Factors Considered in Determining Fairness”

•	“Special Factors—Reasons for the Special Committee’s Determination; Effects of the Transactions; Fairness of the Transactions”

•	“Special Factors—Position of Affiliated Shareholders as to the Fairness of the Transactions”

•	“Special Factors—Fairness Opinion of the Special Committee’s Advisor”

•	Annex F—Opinion of Oppenheimer & Co., Inc.

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Reasons for the Transactions and Factors Considered in Determining Fairness”

•	“Special Factors—Reasons for the Special Committee’s Determination; Effects of the Transactions; Fairness of the Transactions”

•	“Special Factors—Position of Affiliated Shareholders as to the Fairness of the Transactions”

•	“Special Factors—Fairness Opinion of the Special Committee’s Advisor”

•	“Special Factors—Certain Effects of the Transactions”

•	Annex F—Opinion of Oppenheimer & Co., Inc.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Special Meeting—Vote Required”

(d)	Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Reasons for the Transactions and Factors Considered in Determining Fairness—Special Committee and Board of Directors’ Determination of Fairness”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Reasons for the Transactions and Factors Considered in Determining Fairness—Special Committee and Board of Directors’ Determination of Fairness”

•	“Special Factors—Reasons for the Transactions and Factors Considered in Determining Fairness”

•	“The Special Meeting—Recommendation of our Board of Directors”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Reasons for the Transactions and Factors Considered in Determining Fairness”

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Regulation M–A Item 1015

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Fairness Opinion of the Special Committee’s Advisor”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Fairness Opinion of the Special Committee’s Advisor”

•	Annex F—Opinion of Oppenheimer & Co., Inc.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Fairness Opinion of the Special Committee’s Advisor”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the caption “Where You Can Find More Information” is incorporated herein by reference.

ITEM 10.	SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Regulation M–A Item 1007

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing”

•	“Special Factors—Financing of the Transactions”

(b)	Conditions. None.

(c)	Expenses. The information set forth in the Proxy Statement under the caption “Special Factors—Estimate of Fees and Expenses Related to the Transactions” is incorporated herein by reference.

(d)	Borrowed Funds. None.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M–A Item 1008

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Proxy Statement under the caption “Prior Purchases and Sales of Our Common Stock—Transactions in Securities of the Company in the Last 60 Days” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

Regulation M–A Item 1012

(d)	Intent to Tender or Vote in a Going–Private Transaction. The information set forth in the Proxy Statement under the caption “Information about Management of the Company and the Affiliated Shareholders—Voting by Management of the Company and Affiliated Shareholders; Recommendation by Such Persons” is incorporated herein by reference.

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Critical Path’s Reasons for the Transactions”

•	“Summary Term Sheet—Recommendation of the Special Committee and Our Board of Directors”

•	“Questions and Answers About the Transactions and the Special Committee”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Reasons for the Special Committee’s Determination; Effect of the Transactions; Fairness of the Merger”

•	“Special Factors—Reasons for the Transactions and Factors Considered in Determining Fairness—Special Committee and Board of Directors’ Determination of Fairness”

•	“The Special Meeting—Recommendation of Our Board of Directors”

•	“Information about Management of the Company and the Affiliated Shareholders—Voting by Management of the Company and Affiliated Shareholders; Recommendation by Such Persons”

ITEM 13.	FINANCIAL STATEMENTS.

Regulation M–A Item 1010

(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Selected Historical Consolidated Financial Data”

•	Annex K—Critical Path, Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2006

•	Annex L—Critical Path, Inc.’s Quarterly Report on Form 10-Q for the Three Months Ended September 30, 2007

(b)	Pro Forma Information. None. The effect of the transactions on Critical Path’s balance sheet, statement of income, earnings per share, ratio of earnings to fixed charges and book value per share is not material.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M–A Item 1009

(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Special Meeting—Solicitation of Proxies”

•	“Special Factors—Fairness Opinion of the Special Committee’s Advisor”

(b)	Employees and Corporate Assets. Not applicable.

ITEM 15.	ADDITIONAL INFORMATION.

Regulation M–A Item 1011

(a)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS.

Regulation M–A Item 1016

(a)(1)	Not applicable.

(a)(2)(i)	Preliminary copy of letter to shareholders from Mark J. Ferrer (incorporated herein by reference to Amendment No. 1 to the preliminary proxy statement on Schedule 14A filed by the Company with the Securities and Exchange Commission on February 20, 2008 (the “Proxy Statement”)).

(a)(2)(ii)	Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Form of Proxy Card (incorporated herein by reference to Annex M to the Proxy Statement).

(a)(3)	Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(4)	Not applicable.

(a)(5)	The press release issued by the Company on December 5, 2007 announcing the signing of the Merger Agreement (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 6, 2007).

(b)	Not applicable.

(c)(1)	Fairness Opinion of Oppenheimer & Co., Inc. to the Special Committee of the board of directors of Critical Path, dated November 19, 2007 (incorporated herein by reference to Annex F to the Proxy Statement).

(c)(2)	Presentation to the Special Committee of the board of directors of Critical Path, dated November 19, 2007.*†

(d)(1)	Agreement and Plan of Merger, dated December 5, 2007, by and among Critical Path, Inc., CP Holdco, LLC and CP Merger Co. (incorporated herein by reference to Annex A to the Proxy Statement).

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated February 19, 2008, by and among Critical Path, Inc., CP Holdco, LLC and CP Merger Co. (incorporated by reference to Annex B to the Proxy Statement).

(d)(3)	Voting Agreement, dated December 5, 2007, by and among CP Holdco, LLC, General Atlantic Partners 74, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., GAPCO GmbH & Co. KG, Campina Enterprises Limited, Cenwell Limited, Dragonfield Limited, Lion Cosmos Limited, Richmond CP LLC, Richmond I, LLC, Richmond III, LLC, Peter Kellner, The Kellner Foundation, George Kellner, Trust FBO Peter and Catherine Kellner, Catherine Kellner, Clara Kellner, Paul Kellner, Vectis-CP Holdings, LLC, Ace Paragon Holdings Limited and Crosslink Crossover Fund IV, L.P. (incorporated herein by reference to Annex C to the Proxy Statement).

(d)(4)	Note Exchange Agreement, dated December 5, 2007, by and among Critical Path, Inc., General Atlantic Partners 74, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., GAPCO GmbH & Co. KG, Campina Enterprises Limited and Richmond CP LLC (incorporated herein by reference to Annex E to the Proxy Statement).

(d)(5)	Conversion and Contribution Agreement, dated December 5, 2007, by and among CP Holdco, LLC, General Atlantic Partners 74, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., Campina Enterprises Limited, Cenwell Limited, Richmond CP LLC, Peter Kellner, Richmond I, LLC, The Kellner Foundation, George Kellner, Trust FBO Peter and Catherine Kellner, Catherine Kellner, Clara Kellner, Paul Kellner and Vectis-CP Holdings, LLC (incorporated herein by reference to Annex D to the Proxy Statement).

(f)	Chapter 13 of California Corporations Code (incorporated herein by reference to Annex G to the Proxy Statement).
(g)	None.

The Power of Attorney, dated January 3, 2007, appointing Thomas J. Murphy, Attorney-in-Fact for GAP Coinvestment Partners II, L.P., filed as Exhibit 1 to the Amendment No. 4 to the Schedule 13D filed on October 17, 2007, is hereby incorporated by reference.

*	Previously filed.
†	The financial projections included in this exhibit have been prepared by, and are the responsibility of, the Company’s management. Neither our independent registered public accounting firm nor any other independent registered public accounting firm has compiled, examined or performed any procedures with respect to this projected financial information, nor has any independent registered public accounting firm expressed any opinion or given any form of assurance on this projected financial information.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 20, 2008	CRITICAL PATH, INC.

	By:	/s/ Mark Palomba
	Name:	Mark Palomba
	Title:	Chief Executive Officer

GENERAL ATLANTIC PARTNERS 74, L.P.

	By:	General Atlantic LLC, Its general partner

	By:	/s/ Matthew Nimetz
	Name:	Matthew Nimetz
	Title:	Managing Director

GAPSTAR, LLC

	By:	General Atlantic LLC, Its sole member

	By:	/s/ Matthew Nimetz
	Name:	Matthew Nimetz
	Title:	Managing Director

GAP COINVESTMENT PARTNERS II, L.P.

	By:	/s/ Matthew Nimetz
	Name:	Matthew Nimetz
	Title:	A General Partner

GAPCO GMBH & CO. KG

	By:	GAPCO Management GmbH, Its general partner

	By:	/s/ Matthew Nimetz
	Name:	Matthew Nimetz
	Title:	Managing Director

CAMPINA ENTERPRISES LIMITED

By:	/s/ Ip Tak Chuen Edmond
Name:	Ip Tak Chuen Edmond
Title:	Director

CENWELL LIMITED

By:	/s/ Ip Tak Chuen Edmond
Name:	Ip Tak Chuen Edmond
Title:	Authorised Signatory

RICHMOND CP LLC

By:	/s/ Peter B. Kellner
Name:	Peter B. Kellner
Title:	Managing Member

/s/ Peter B. Kellner
Peter B. Kellner

VECTIS-CP HOLDINGS, LLC

By:	Vectis Group, LLC, Its managing member

By:	/s/ Matthew T. Hobart
Name:	Matthew T. Hobart
Title:	Managing Member

CP HOLDCO, LLC

By:	/s/ Tom C. Tinsley
Name:	Tom C. Tinsley
Title:	President

CP MERGER CO.

By:	/s/ Tom C. Tinsley
Name:	Tom C. Tinsley
Title:	President

EXHIBIT INDEX

(a)(1)	Not applicable.

(a)(2)(i)	Preliminary copy of letter to shareholders from Mark J. Ferrer (incorporated herein by reference to Amendment No. 1 to the preliminary proxy statement on Schedule 14A filed by the Company with the Securities and Exchange Commission on February 20, 2008 (the “Proxy Statement”)).

(a)(2)(ii)	Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Form of Proxy Card (incorporated herein by reference to Annex M to the Proxy Statement).

(a)(3)	Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(4)	Not applicable.

(a)(5)	The press release issued by the Company on December 5, 2007 announcing the signing of the Merger Agreement (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 6, 2007).

(b)	Not applicable.

(c)(1)	Fairness Opinion of Oppenheimer & Co., Inc. to the Special Committee of the board of directors of Critical Path, dated November 19, 2007 (incorporated herein by reference to Annex F to the Proxy Statement).

(c)(2)	Presentation to the Special Committee of the board of directors of Critical Path, dated November 19, 2007.*†

(d)(1)	Agreement and Plan of Merger, dated December 5, 2007, by and among Critical Path, Inc., CP Holdco, LLC and CP Merger Co. (incorporated herein by reference to Annex A to the Proxy Statement).

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated February 19, 2008, by and among Critical Path, Inc., CP Holdco, LLC and CP Merger Co. (incorporated herein by reference to Annex B to the Proxy Statement).

(d)(3)	Voting Agreement, dated December 5, 2007, by and among CP Holdco, LLC, General Atlantic Partners 74, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., GAPCO GmbH & Co. KG, Campina Enterprises Limited, Cenwell Limited, Dragonfield Limited, Lion Cosmos Limited, Richmond CP LLC, Richmond I, LLC, Richmond III, LLC, Peter Kellner, The Kellner Foundation, George Kellner, Trust FBO Peter and Catherine Kellner, Catherine Kellner, Clara Kellner, Paul Kellner, Vectis-CP Holdings, LLC, Ace Paragon Holdings Limited and Crosslink Crossover Fund IV, L.P. (incorporated herein by reference to Annex C to the Proxy Statement).

(d)(4)	Note Exchange Agreement, dated December 5, 2007 by and among Critical Path, Inc., General Atlantic Partners 74, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., GAPCO GmbH & Co. KG, Campina Enterprises Limited and Richmond CP LLC (incorporated herein by reference to Annex E to the Proxy Statement).

(d)(5)	Conversion and Contribution Agreement, dated December 5, 2007, by and among CP Holdco, LLC, General Atlantic Partners 74, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., Campina Enterprises Limited, Cenwell Limited, Richmond CP LLC, Peter Kellner, Richmond I, LLC, The Kellner Foundation, George Kellner, Trust FBO Peter and Catherine Kellner, Catherine Kellner, Clara Kellner, Paul Kellner and Vectis-CP Holdings, LLC (incorporated herein by reference to Annex D to the Proxy Statement).

(f)	Chapter 13 of California Corporations Code (incorporated herein by reference to Annex G to the Proxy Statement).

(g)	None.

The Power of Attorney, dated January 3, 2007, appointing Thomas J. Murphy, Attorney-in-Fact for GAP Coinvestment Partners II, L.P., filed as Exhibit 1 to the Amendment No. 4 to the Schedule 13D filed on October 17, 2007, is hereby incorporated by reference.

*	Previously filed.
†	The financial projections included in this exhibit have been prepared by, and are the responsibility of, the Company’s management. Neither our independent registered public accounting firm nor any other independent registered public accounting firm has compiled, examined or performed any procedures with respect to this projected financial information, nor has any independent registered public accounting firm expressed any opinion or given any form of assurance on this projected financial information.